[redacted]

Morgan Crucible

08001408

13 March 2008

SUPPL

RECEIVED 2008 MAR 21 P 1:23 OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

PROCESSED
MAR 26 2008
THOMSON
FINANCIAL

Tracey Bigmore
Assistant Company Secretary

Enclosure

The Morgan Crucible Company plc
Quadrant, 55-57 High Street, Windsor, Berkshire SL4 1LP UK | Tel: +44 (0)1753 837000 | Fax: +44 (0)1753 850872 | www.morgancrucible.com

K:\Stock Exchange Announcements\SEC Filings - Filing Letter - Master.doc

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Director/PDMR Shareholding
Released	16:24 12-Mar-08
Number	9717P

The Morgan Crucible Company plc – Grant of Deferred Bonus and Matching Awards
The Morgan Crucible Company plc
12th March 2008

The Morgan Crucible Company plc (the 'Company') announces that on 11th March 2008 the following awards over ordinary 25p shares in the Company ('Shares') were granted to persons discharging managerial responsibility ('PDMRs') under the Morgan Crucible Bonus Deferral Share Matching Plan (the 'Plan'). None of these PDMRs are Executive Directors of the Company.

The Plan involves two linked awards:

(a) **Deferred Awards** granted following the PDMRs' election to convert part of their bonus for the financial year 2007 into a deferred entitlement to Shares. The award relates to pre-tax bonus other than in the case of Donald Klas. The Company's mid-market closing Share price on the date of grant was 197.625p.

(b) **Matching Awards** the vesting of which is linked to continued service and an Earnings per Share-based measure of growth over a three year period. At the top end of the performance scale the Matching Award would vest at three times the number of Shares comprised in the Deferred Award.

PDMR	Number of Shares under the Deferred Award	Max. number of Shares under the Matching Award
Baljinder Bandha	8,224	24,672
Paul Boulton	36,685	110,055
Ralph Gomarsall	26,565	79,695
Tim Hayter	50,600	151,800
Simon Halliday	24,766	74,298
Andrew Hosty	53,652	160,956
Donald Klas	9,700	45,792
Andrew Riley	8,777	26,331
Amanda Wooding	34,155	102,465
James Phillip Wright	18,407	55,221

The awards set out above will be satisfied out of existing Shares held by the Morgan General Employee Benefit Trust. The Plan will be submitted for shareholder approval at the AGM on 18th April 2008, to enable Executive Directors to participate in the Plan.

This notification relates to transactions notified in accordance with DR 3.1.4R (1) (a).

Enquiries: Tracey Bigmore, The Morgan Crucible Company plc

Tel: 01753 837000

Date of notification: 12TH MARCH 2008

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

1.	Name of the issuer THE MORGAN CRUCIBLE COMPANY PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006). (i) ABOVE
3.	Name of person discharging managerial responsibilities/director PAUL ANDREW BOULTON	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest 1 A HOLDING OF THE PERSON REFERRED TO IN 3 ABOVE	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares ORDINARY SHARES OF 25p
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them PAUL ANDREW BOULTON	8.	State the nature of the transaction SALE TO FACILITATE PARTICIPATION IN DEFERRED BONUS SHARE PLAN
9.	Number of shares, debentures or financial instruments relating to shares acquired N/A	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) N/A
11.	Number of shares, debentures or financial instruments relating to shares disposed 21,730	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) 0.0079%
13.	Price per share or value of transaction 21,513 SHARES @ 197.75p 217 SHARES @ 198.5p	14.	Date and place of transaction 11TH MARCH 2008
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not	16.	Date issuer informed of transaction 11TH MARCH 2008

	be taken into account when calculating percentage) 9,443 SHARES 0.0035%		

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which exercisable N/A
19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) N/A
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification N/A

23.	Any additional information N/A	24.	Name of contact and telephone number for queries MRS TRACEY BIGMORE 01753 837000

Name of authorised official of issuer responsible for making notification
MRS TRACEY BIGMORE
Date of notification 12TH MARCH 2008

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